05041810

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 9 2005 WASH, D.C. 192

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPUTERSHARE SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 NORTH LASALLE STREET
(No. and Street)

CHICAGO (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD MULLINS (312) 588-4703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS
(Name – *if individual, state last, first, middle name*)

ONE NORTH WACKER DR. (Address) CHICAGO (City) IL (State) 60602 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 1 9 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/16/05

OATH OR AFFIRMATION

I, GERALD MULLINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPUTERSHARE SECURITIES CORP, as of JUNE 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
TAMIKA M LEE
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 09/20/08

Signature

CONTROLLER

Title

Tamika M. Lee

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Computershare Securities Corporation

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
June 30, 2005

Computershare Securities Corporation
Contents
June 30, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Computershare Securities Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Computershare Securities Corporation (the "Company") at June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
August 22, 2005

Computershare Securities Corporation
Statement of Financial Condition
June 30, 2005

Assets	
Cash	$ 1,092,285
Receivable from affiliate	198,959
Deferred tax asset	11,736
Prepaid and other assets	5,265
	$ 1,308,245
Liabilities and stockholder's equity	
Other liabilities	$ 254,804
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized, no shares issued or outstanding	-
Paid-in capital	1,073,998
Accumulated deficit	(20,557)
Total stockholder's equity	1,053,441
Total liabilities and stockholder's equity	$ 1,308,245

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation
Statement of Income
Year Ended June 30, 2005

Revenue	
Commissions	$ 1,396,605
Interest income	10,695
Total revenue	1,407,300
Expenses	
Management fees for services provided by affiliates	1,396,605
Audit fees	15,000
Other expenses	14,437
Total expenses	1,426,042
Loss before income taxes	(18,742)
Income tax benefit	(3,851)
Net loss	$ (14,891)

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2005

	Paid-in Capital	Accumulated Deficit	Total
Balance, July 1, 2004	$ 73,998	$ (5,666)	$ 68,332
Capital contribution	1,000,000	-	1,000,000
Net loss	-	(14,891)	(14,891)
Balance, June 30, 2005	$ 1,073,998	$ (20,557)	$ 1,053,441

The accompanying notes are an integral part of these financial statements.

Computershare Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2005

Cash flows from operating activities	
Net loss	$ (14,891)
Adjustments to reconcile net loss to net cash provided by operating activities	
Change in assets and liabilities	
Receivable from affiliate	(198,959)
Deferred tax asset	(9,071)
Prepaid and other assets	(3,315)
Payable to affiliates	(17,873)
Other liabilities	254,804
Net cash provided by operating activities	10,695
Cash flows from financing activities	
Capital contribution	1,000,000
Net cash provided by financing activities	1,000,000
Net increase in cash	1,010,695
Cash	
Beginning of period	81,590
End of period	$ 1,092,285
Supplemental cash flow information	
Income taxes paid	$ 6,996

The accompanying notes are an integral part of these financial statements.

1. General

On November 17, 2000, Computershare Securities Corporation (the "Company") was incorporated under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Computershare Investor Services, LLC (the "Parent"). The Parent is a wholly-owned subsidiary of Computershare, Inc., who is an indirect wholly owned subsidiary of Computershare Limited, an Australian company.

The Company serves as a broker-dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans.

2. Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenue is recognized on a trade-date basis as transactions occur. Interest income is recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company has a tax-sharing agreement with its Parent, and is included in the consolidated federal income tax return. The Company files separate state income tax returns.

The Company has recorded its share of income taxes under the terms of the tax-sharing agreement, which, in general, provides that the Company computes its current and deferred income tax provisions, assets and liabilities on a stand-alone basis.

3. Related Parties

As the registered broker-dealer servicing transactions related to the Company's affiliates' purchases and sales of securities for employee stock purchase plans and other plans, the Company entered into a clearing agreement with its clearing broker. The Company maintains an expense sharing arrangement with an affiliate allocating expenses for occupancy, telephone, insurance, technology services, travel expenses, CRD costs, audit and legal charges, and personnel costs. The affiliates coordinate, expedite, and disburse the related commissions on behalf of the Company. The affiliates then charge the Company a management fee equal to the costs of these services. For the year ended June 30, 2005, management fees recognized for services provided by the affiliates were $1,396,605.

Commission revenue of $1,396,605 was recognized from the affiliated companies during the year ended June 30, 2005.

4. Income Taxes

The income tax benefit for the year ended June 30, 2005 was $3,851. The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the Rule, the broker-dealer is required to maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At June 30, 2005, the Company had a required minimum net capital of $16,986 and aggregate indebtedness of $254,804. The ratio of aggregate indebtedness to net capital was 0.31 to 1.

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) – the Company does not receive or carry securities accounts for its customers or perform custodial functions relating to customer securities.

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

6. Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2005.

SUPPLEMENTARY INFORMATION

Computershare Securities Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2005 — Schedule I

Net Capital	
Total stockholder's equity	$ 1,053,441
Deductions	
Nonallowable assets:	
Receivable from affiliates	198,959
Deferred tax asset	11,736
Prepaid asset	5,265
Haircuts on securities, 2% money market reserve	21,845
Net capital	$ 815,636
Aggregate indebtedness	
Other liabilities	$ 254,804
Total aggregate indebtedness	$ 254,804
Computation of basic net capital requirement	
Minimum required net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 16,986
Excess net capital over minimum required	$ 798,650
Ratio of aggregate indebtedness to net capital	0.31 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited June 30, 2005 Form X-17a-5.

Exemption Under Section (K)(1) has been Claimed

The Company has complied with the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 under Subparagraph (k)(1) - the Company does not receive or carry securities accounts for its customers or perform custodial functions relating to customer securities.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Management
Computershare Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Computershare Securities Corporation (the "Company") for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 22, 2005